Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Sunfire Acquisition Corp Limited on Amendment No. 2 to Form S-1 (File No. 333-260461) of our report dated May 26, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Sunfire Acquisition Corp Limited as of December 31, 2021 and for the period from June 21, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Tampa, FL

May 26, 2022